UNITED STATES

                  SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C.  20549



                               FORM 11-K


(Mark One)
X    Annual Report pursuant to Section 15(d) of the Securities Exchange
Act of 1934 (no fee required, effective October 7, 1996)

For the Fiscal Year Ended December 31, 1996
  or
__    Transition  Report pursuant to Section 15(d)  of  the  Securities
Exchange Act of 1934 (no fee required)
  For the Transition Period from  _____________ to ____________




Commission File No. 33-302059

BURR-BROWN CORPORATION FUTURE INVESTMENT TRUST
  (Plan Title)

BURR-BROWN CORPORATION
  (Name of Issuer)

6730 S. Tucson Boulevard

Tucson, AZ  85706
  (Principal Executive Office)










FINANCIAL STATEMENTS AND EXHIBITS


Attached hereto and incorporated herein and made a part hereof are the following:
     Financial Statements


       1. Audited financial statements and schedules of the Burr-Brown Corporation Future Investment Trust for the fiscal years ended December 31, 1996 and 1995
     Exhibits

       1. Consent of Ernst & Young LLP, for incorporation by reference of Form 11-K into registrant's previously filed Registration Statement No. 33-302059.






SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                   BURR-BROWN CORPORATION
                                   FUTURE INVESTMENT TRUST


  DATE:  June 25, 1997
                                   G. ROGER MYERS
                                   ------------------
                                   G. Roger Myers
                                   Treasurer
                                   and Chairman of Plan Committee


                         Financial Statements
                      and Supplemental Schedules

            Burr-Brown Corporation Future Investment Trust
                Years ended December 31, 1996 and 1995
                  with Report of Independent Auditors

            Burr-Brown Corporation Future Investment Trust
                         Financial Statements
                      and Supplemental Schedules


Years ended December 31, 1996 and 1995




Contents
Report of Independent Auditors ...........................        1

Financial Statements

Statements of Net Assets Available for Benefits, with Fund
  Information .............................................       2
Statements of Changes in Net Assets Available for Benefits,
  with Fund Information ...................................       3
Notes to Financial Statements .............................       4


Supplemental Schedules

Schedule of Assets Held for Investment Purposes ...........      11
Schedule of Reportable Transactions .......................      12









Report of Independent Auditors

Burr-Brown Corporation as Plan Administrator of the
Burr-Brown Corporation Future Investment Trust


We have audited the accompanying statements of net assets available for plan benefits of the Burr-Brown Corporation Future Investment Trust (the
Plan) as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996 and 1995, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of DecemberE31, 1996, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

May 13, 1997

Burr-Brown Corporation Future Investment Trust
Statements of Net Assets Available for Benefits, with Fund Information

                                        December 31, 1996
                                        Fund Information
                         Participant      Stock    Participant
                          Directed        Bonus       Loan
                           Funds          Fund        Fund        Total
Assets
Investments at fair
value:
Mutual funds             $28,023,441                          $28,023,441

Burr-Brown Corporation
  common stock             8,856,079    1,848,392              10,704,471
Participant notes
  receivable                                       1,076,621    1,076,621
Common trust funds            18,347        8,489                  26,836

Total investments         36,897,867    1,856,881  1,076,621   39,831,369

Net assets available
  for benefits          $ 36,897,867  $ 1,856,881 $1,076,621  $39,831,369


                                       December 31, 1995
                                       Fund Information
                         Participant    Stock     Participant
                         Directed       Bonus        Loan
                           Funds        Fund         Fund       Total
Assets
Investments at fair
  value:
Mutual funds            $19,068,024                          $19,068,024

Burr-Brown Corporation
  common stock            6,909,115    6,989,410              13,898,525
Participant notes
  receivable                                        703,961      703,961
Common trust funds        4,093,935        8,245     21,151    4,123,331
Total investments         30,071,074   6,997,655    725,112   37,793,841

Net assets available for
  benefits               $30,071,074  $6,997,655   $725,112  $37,793,841

See accompanying notes.



Burr-Brown Corporation Future Investment Trust
Statements of Changes in Net Assets Available for Benefits,
with Fund Information
                                 Year Ended December 31, 1996
                                       Fund Information
                          Participant     Stock   Participant
                           Directed       Bonus       Loan
                            Funds         Fund        Fund         Total
Additions:
Contributions:
Employee                  $3,162,058                            $ 3,162,058
Employer                     749,004                                749,004
Investment income          1,808,492                   80,424     1,888,916

                           5,719,554                   80,424     5,799,978

Deductions:
Benefits paid to
  participants             3,558,118     395,645      787,405     4,741,168
Administrative expenses      130,466                                130,466

                           3,688,584     395,645      787,405     4,871,634

Realized gains on
  investments              1,583,277   1,009,860                  2,593,137
Net unrealized
  appreciation (deprec-
  iation) in fair
  value of investments       185,871  (1,669,824)                (1,483,953)

Net additions
(deductions)              3,800,118   (1,055,609)    (706,981)    2,037,528

Interfund transfers       3,026,675   (4,085,165)   1,058,490

Net assets available for
  benefits at beginning
  of year                30,071,074    6,997,655      725,112    37,793,841
Net assets available for
benefits at end of year $36,897,867   $1,856,881   $1,076,621   $39,831,369




                               Year Ended December 31, 1995
                                     Fund Information
                        Participant      Stock     Participant
                         Directed        Bonus        Loan
                          Funds          Fund         Fund         Total
Additions:
Contributions:
Employee             $ 2,595,116                               $ 2,595,116

Employer                 640,639                                   640,639
Investment income      1,191,806                     46,999      1,238,805

                       4,427,561                     46,999      4,474,560


Deductions:
Benefits paid to
  participants         1,368,271         692,749    442,530      2,503,550
Administrative
  expenses                53,994                                    53,994

                       1,422,265         692,749    442,530      2,557,544


Realized gains on
  investments            832,524       3,993,016                 4,825,540
Net unrealized
  appreciation
  (depreciation) in
  fair value of
  investments         3,372,344        5,948,725                 9,321,069
Net additions
  (deductions)        7,210,164        9,248,992   (395,531)    16,063,625

Interfund transfers   6,438,675       (7,033,584)   594,909

Net assets available
  for benefits at
  beginning of year  16,422,235        4,782,247    525,734     21,730,216
Net assets available
for benefits at end
of year             $30,071,074       $6,997,655   $725,112    $37,793,841

See accompanying notes.




Burr-Brown Corporation Future Investment Trust
Notes to Financial Statements
December 31, 1996

1. Summary of Significant Accounting Policies

Accounting Method

The financial statements of the Burr-Brown Corporation (BBC) Future Investment Trust (the Plan) are prepared on the accrual basis.

Valuation of Investments

Investments are stated at aggregate fair value. Mutual funds, common trust funds, and shares of BBC common stock are valued based on quoted sales price on the last business day of the Plan year. Participant loans are valued at cost which approximates fair value.

The cost of BBC stock sold or distributed, common trust funds sold, and mutual funds sold is determined using the first-in first-out method.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Description of The Plan

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description of the Burr-Brown Corporation Future Investment Trust and/or the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan which covers substantially all employees immediately upon employment and provides for retirement, death, and disability benefits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each participant is entitled to make a pre-tax salary reduction contribution from 1% to 15% of their eligible salary (1% to 10% of eligible salary for highly compensated participants as defined in the Plan document), subject to limits under the tax law. Twenty-five percent of each participant's salary reduction contribution is matched by BBC.

2. Description of The Plan (continued)

Participant Accounts

Eight accounts are maintained for each participant: an Employee Deferral Contributions Account which contains each participant's personal contributions through salary reduction; a Company Matching Contributions Account which contains BBC's matching contributions; a 1986 Profit Sharing Account and a Company Profit Sharing Contributions Account which contain the participant's share of BBC's discretionary contributions; a Stock Bonus Rollover Account which contains each participant's share of funds transferred from their Stock Bonus Account; a Rollover Account for each participant who makes a rollover contribution (collectively the six accounts are invested in accordance with participants instructions and presented as participant directed funds); a Loan Account; and a Stock Bonus Account which contains the participant's share of BBC stock transferred from a predecessor defined contribution plan to the Plan. At the end of each quarter, the separate accounts are adjusted to reflect each participant's share of the income and gain or loss experienced by the applicable fund. The employer's matching contribution is credited monthly to the participant's Company Matching Contributions Account. The Board of BBC may, in its sole discretion, make a profit sharing contribution which will be credited annually on the basis of compensation to the participant's Company Profit Sharing Contributions Account, if any, for participants who are active employees as of year end.

The Plan was amended on July 1, 1995 to allow participants to transfer all or part of their Stock Bonus Account into a Stock Bonus Rollover Account, which could then be invested at the participants' direction as with other participant directed funds. The opportunity for participants to initiate these transfers expired on April 15, 1996.

Vesting

Each participant is 100% vested in their Employee Deferral Contributions
Account,  1986  Profit  Sharing  Account,  Stock   Bonus Rollover  Account,
Stock Bonus Account and Rollover Account. Each participant is 25% vested after one year of vesting service in his/her Company Profit Sharing Contributions Account and Company Matching Contributions Account with such vesting increasing by 25% for each year of vesting service thereafter, until the participant is fully vested after four years. All participants become fully vested in their accounts upon Plan termination, death, disability (as defined in the Plan document) and normal retirement age
(age 65).

Any forfeitures incurred by Plan participants are used to reduce future Company contributions.

2. Description of The Plan (continued)

Payment of Benefits

On termination of service, a participant will receive a lump-sum amount equal to the vested value of the participant's account. The Plan has an obligation to participants who terminated employment with BBC and have requested payment of their participant account balance of $439,722 at December 31, 1996, which will be paid in 1997.

Participant Notes Receivable

Participants may borrow from their Employee Deferral Contributions and Rollover Accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested funds. The loans are collateralized by 50% of the balance credited to the participants' accounts and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan Administrator. Loan terms range from 1 to 15 years and are paid ratably through payroll deductions, or if payroll deductions are not possible, through quarterly installments.

Investment Options

The Employee Deferral Contributions Account, Company Matching Contributions Account, Stock Bonus Rollover Account, Company Profit Sharing Contributions Account, 1986 Profit Sharing Account and Rollover Account are invested in the investment options listed in the table below at the direction of the participant. The BBC Stock Fund represents funds invested in shares of BBC common stock.

The Fixed Income, Aggressive, Balanced, Conservative, and Maximum Growth investment options consist of various mutual funds offered by the Frank Russell Investment Company (Frank Russell) which invest in domestic and international stocks, debt instruments, investment contracts, and government securities. The mix of mutual funds in each of these Frank Russell investment options is based on guidelines established by the Plan's Committee.

2. Description of The Plan (continued)

The following table summarizes the activities of the participant directed funds for the years ended December 31:



                                        1996


                                    Employee and   Administrative
                                    Employer         Expenses
                       Balance at   Contributions       and
                      Beginning of                 Benefits Paid
                          Year
BBC Stock Fund        $ 6,909,115     $  338,167   $  (399,226)
Fixed Income Fund       8,587,827        726,045    (1,107,830)
Aggressive Fund         5,981,894      1,248,682      (563,102)
Balanced Fund           3,993,838        567,569      (504,244)
Conservative Fund       1,052,702        124,854      (269,231)
Maximum Growth Fund     3,545,698        905,745      (844,951)
                      $30,071,074     $3,911,062   $(3,688,584)


                                        1996
                       Investment
                     Income and Net
                      Realized and
                       Unrealized                    Balance at
                          Gains        Transfers     End of Year


BBC Stock Fund         $  328,945      $1,679,078    $ 8,856,079
Fixed Income Fund         552,636        401,693)      8,356,985
Aggressive Fund         1,144,000        269,934       8,081,408
Balanced Fund             521,556       (345,791)      4,232,928
Conservative Fund         109,984        (41,163)        977,146
Maximum Growth Fund       920,519       1,866,310      6,393,321
                       $3,577,640      $3,026,675    $36,897,867


                                       1995


                                                  Administrative
                                  Employee and       Expenses
                                    Employer            and
                   Balance at    Contributions     Benefits Paid
                  Beginning of
                      Year
BBC Stock Fund    $ 2,031,935      $  238,610      $  (283,225)
Fixed Income Fund   6,216,728         837,781         (446,740)
Aggressive Fund     3,338,463         892,178         (380,837)
Balanced Fund       2,371,831         518,011          (92,241)
Conservative Fund     654,208         132,883         (115,506)
Maximum Growth Fund 1,809,070         616,292         (103,716)

                  $16,422,235      $3,235,755      $(1,422,265)


                                       1995

                    Investment
                  Income and Net
                   Realized and
                 Unrealized Gains
                                                       Balance at
                                                      End of Year
                                       Transfers
BBC Stock Fund      $2,742,786        $2,179,009      $ 6,909,115
Fixed Income Fund      466,130         1,513,928        8,587,827
Aggressive Fund        913,367         1,218,723        5,981,894
Balanced Fund          554,476           641,761        3,993,838
Conservative Fund      125,382           255,735        1,052,702
Maximum Growth Fund    594,533           629,519        3,545,698

                    $5,396,674        $6,438,675      $30,071,074






3. Investments

The following table represents the fair values of investments as determined by quoted market value at December 31, 1996 and 1995, and the net realized and unrealized appreciation or depreciation in each year then ended:



                                1996                    1995
                       Net Realized
                           and                       Net
                        Unrealized                Realized
                       Appreciation/   Fair          and
                       (Depreciation) Value at    Unrealized
                         During the    End of    Appreciation  Fair Value
                            Year        Year      During the    at End of
                                                     Year          Year



 Mutual Funds          $1,440,914   $28,023,441  $ 1,462,973  $19,068,024

Burr-Brown Common
  Stock                  (331,730)   10,704,471   12,683,636   13,898,525

Participant notes
  receivable                          1,076,621                   703,961
Common Trust Funds                       26,836                 4,123,331

                       $1,109,184   $39,831,369  $14,146,609  $37,793,841

Net realized and unrealized appreciation (depreciation) for the years ended December 31 were comprised of the following:



                                1996                   1995
                                  Burr-Brown              Burr-Brown
                         Mutual     Common     Mutual       Common
                         Funds       Stock      Funds       Stock
Realized gains:
Market value of sales
  and distributions    $5,474,969 $2,965,812  $2,828,450  $ 6,205,212

Cost of sales and
  distributions         4,932,228    915,416   2,819,545    1,388,577


                          542,741  2,050,396       8,905    4,816,635
Unrealized gains
 (losses):
Beginning of year         900,035  9,637,877    (554,033)   1,770,876
End of year             1,798,208  7,255,751     900,035    9,637,877

                          898,173 (2,382,126)  1,454,068    7,867,001

                       $1,440,914 $ (331,730) $1,462,973  $12,683,636


3. Investments (continued)

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:



                                            December 31
                                         1996          1995
Mutual Funds:
Frank Russell Investment Company:
Equity I Fund (120,840 and 88,361     $4,071,805    $ 2,676,048
 shares)
Equity II Fund (72,615 and 48,869      2,182,095      1,411,339
 shares)
Equity Q Fund (112,279 and 82,131      3,698,454      2,496,793
 shares)
Fixed Income III Fund (313,005 and
 224,079 shares)                       3,183,261      2,316,981
Investment Contract Fund (457,791
 and 338,456 shares)                   8,339,694      5,600,613
      International Fund (62,729       2,345,443      1,596,151
 and 44,020 shares)
Common Stock:
Burr-Brown Corporation (422,404 and
 541,911 shares)                      10,704,471     13,898,525
Common Trust Fund:
Wells Fargo Bank Employee Benefit
 Reserve Fund (26,836 and                 26,836      4,123,331
 4,123,331 shares)

4. Income Tax Status

The Internal Revenue Service has issued a determination letter dated June 20, 1996 that the Plan qualifies, in form, under Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code) and the underlying trust is, therefore, exempt from federal income tax under
Section 501(a) of the Code. The Plan is required to operate in accordance with the Code to maintain its tax qualification. The Plan administrator is not aware of any course of actions or series of events that have occurred which might adversely affect the PlanOs qualified status.

5. Agreements and Transactions with Parties-In-Interest

The Plan maintains investments in BBC's common stock held in each applicable participants' Stock Bonus Account. Certain officers of BBC are trustees of such Plan assets and Wells Fargo Bank serves as trustee of the Plan for all Plan assets except those held in the Stock Bonus Account.

During 1996, fund management fees and a portion of other administrative fees were paid out of Plan assets, while legal and accounting fees were paid by BBC. During 1995, fund management fees were paid out of Plan assets, while all other administrative fees were paid for by BBC.


            Burr-Brown Corporation Future Investment Trust
            Schedule of Assets Held for Investment Purposes
                           December 31, 1996
                           Description of                Current
    Identity of Issuer       Investment       Cost        Value

Mutual Funds:
Frank Russell Investment
Company:
Equity I Fund               120,840 shares  $ 3,757,271  $ 4,071,805
Equity II Fund               72,615 shares    2,081,353    2,182,095
Equity III Fund              41,502 shares    1,187,884    1,231,767
Equity Q Fund               112,279 shares    3,311,566    3,698,454
Fixed Income I Fund          56,240 shares    1,185,319    1,180,474
Fixed Income II Fund          9,732 shares      179,842      178,687
Fixed Income III Fund       313,005 shares    3,164,869    3,183,261
International Fund           62,729 shares    2,304,425    2,345,443
Emerging Markets Fund        47,044 shares      565,451      580,989
Real Estate Securities Fund  35,312 shares      831,786    1,030,772
Investment Contract Fund    457,791 shares    7,655,467    8,339,694
                                             ----------   ----------
                                             26,225,233   28,023,441
Common Stock:
Burr-Brown Corporation *    422,404 shares    3,448,720   10,704,471

Participant notes
receivable:
Varying amounts and terms      various        1,076,621    1,076,621

Common Trust Fund:
Wells Fargo Bank * Employee
Benefit Reserve Fund         26,836 shares       26,836       26,836
                                            -----------  -----------
                                            $29,700,789  $39,831,369

Party-in-interest


Burr-Brown Corporation Future Investment Trust

Schedule of Reportable Transactions

Year Ended December 31, 1996

                                                   Purchase     Selling
    Identity of Party        Description of         Price        Price
        Involved                 Assets
i)A    single   transaction
involving investments  in
excess   of  5%  of   the
current  value  of   Plan
assets  at  the beginning
of the year:
Frank Russell Investment
Company:
Investment Contract Fund    Purchase of 118,428  $2,058,635
                            Shares
iii)  A series of
transactions with respect
to securities of the same
issue which amount in the
aggregate to more than 5%
of current value of total
Plan assets at the
beginning of the year:
Frank Russell Investment
Company:
Equity I Fund              136 purchases of
                           208,972 shares        1,491,973
                           134 sales of 23,770
                           shares                               737,480

Equity Q Fund              143 purchases of
                           51,642 shares         1,632,655
                           113 sales of 21,749
                           shares                               725,394

Fixed Income III Fund      166 purchases of
                           137,982 shares        1,406,273
                           83 sales of 49,058
                           shares                               494,421

Investment Contract Fund   55 purchases  of
                           233,295 shares        4,076,185
                           94 sales  of
                           113,963 shares                     2,035,554

Burr Brown Common          45 purchases of
Stock *                    21,873 shares           461,328
                           46 sales of
                           141,379 shares                     2,965,812

Party-in-interest

                          Expenses              Current
                          Incurred   Cost of        Value of
    Identity of Party       with      Asset         Asset on         Net
        Involved         Transaction              Transaction       Gain/
                                                     Date          (Loss)
i)A    single   transaction
involving investments  in
excess   of  5%  of   the
current  value  of   Plan
assets  at  the beginning
of the year:
Frank Russell Investment
Company:
Investment Contract Fund              $2,058,635   $2,058,635


iii)  A series of
transactions with respect
to securities of the same
issue which amount in the
aggregate to more than 5%
of current value of total
Plan assets at the
beginning of the year:
Frank Russell Investment
Company:
Equity I Fund                          1,491,973   1,491,973

                                         620,973     737,480     116,743

Equity Q Fund                          1,632,655   1,632,655

                                         590,813     725,394     134,581

Fixed Income III Fund                  1,406,273   1,406,273

                                         521,694     494,421     (27,273)

Investment Contract Fund               4,076,185   4,076,185

                                       1,727,672   2,035,554     307,882

Burr Brown Common Stock*                 461,328     461,328

                                         915,416   2,965,812   2,050,396

Party-in-interest

  There were no transactions under categories ii) or iv) in 1996.
